Filed by Elan Corporation, plc
pursuant to Rule 425 of the
Securities Act of 1933 and
deemed filed pursuant to
Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company:  Alkermes, Inc.
Commission File No.:  001-14131

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Niamh Lyons Ph: 353-1-663-3600 U.S. Media Relations Ph: 866-964-8256
ELAN REPORTS SECOND QUARTER AND FIRST HALF 2011 FINANCIAL RESULTS

   - Total revenues up 24% over Q2, 2010; Tysabri in-market sales grow by 31%.
   - Elan full-year guidance re-affirmed; BioNeurology Adjusted EBITDA guidance raised 35%.
   - EDT sale remains on target to close during the third quarter.

Dublin, Ireland, July 27, 2011 - Elan Corporation, plc today reported its second quarter and first half 2011 financial results.

Elan CEO Kelly Martin commented: “We are making progress across all aspects of our Company.  The second quarter results show an acceleration in both the financial potential of the Company, as well as providing clarity on the strategic positioning of the Company for the short, intermediate and long term. We remain focused on driving both top and bottom line growth, being a consistent yet disciplined investor in science and the clinical application of that science, and enabling our efforts to be scalable by maintaining a flexible and dynamic infrastructure that can scale as our science matures.”

Mr. Martin emphasized that “Our commitment to science has never been stronger; we see a multitude of opportunities to create short and long term value from high quality science while, at the same time, driving growth in both the top and bottom line.  Our collaboration with Proteostasis and our deepening focus on protein folding with our biology and proprietary animal models is an example of using an external opportunity to deepen our scientific leadership.”

Commenting on the results, Elan EVP and CFO Nigel Clerkin said, “Total revenues have increased by 24% over the second quarter of 2010, with Tysabri in-market net sales almost one-third higher than last year. This, combined with a 6% reduction in operating expenses, led to Adjusted EBITDA almost trebling, to $59.7 million, from $21.0 million in the second quarter of last year. This continued improvement was largely due to the performance of the BioNeurology business, which achieved an operating income before other net charges of $24.5 million and Adjusted EBITDA of $37.9 million in the quarter, on revenue growth of 27% and a 4% reduction in operating expenses.”

Mr. Clerkin added, “The sale of the EDT business announced in the second quarter remains on-track to close later this quarter, and, when completed, will transform Elan’s balance sheet by moving us from net debt to net cash and investments. Even though we will no longer have any EDT contribution in Q4, we are re-affirming our full-year guidance of Adjusted EBITDA to exceed $200 million, and we now expect the BioNeurology business to achieve Adjusted EBITDA in excess of $135 million for the full year, up from our previous guidance of over $100 million. Pro forma, Elan expects to generate approximately $1 billion in revenues this year excluding EDT, and we expect our revenues to double to approximately $2 billion over the next five years, reflecting an average growth rate of around 15% annually over that period.”

Unaudited Consolidated U.S. GAAP Income Statement Data

Three Months Ended June 30			Six Months Ended June 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
		Revenue (see page 9)
264.5	331.1	Product revenue	570.3	642.1
4.4	2.4	Contract revenue	9.1	4.4
268.9	333.5	Total revenue	579.4	646.5
141.6	169.7	Cost of goods sold	287.1	325.8
127.3	163.8	Gross margin	292.3	320.7

		Operating Expenses (see page 14)
63.8	59.7	Selling, general and administrative	127.8	117.0
65.5	61.9	Research and development	130.3	121.4
207.9	17.8	Other net charges/(gains) (see page 17)	211.4	(57.9)
337.2	139.4	Total operating expenses	469.5	180.5
(209.9)	24.4	Operating income/(loss)	(177.2)	140.2

		Net Interest and Investment Gains and Losses
26.4	30.6	Net interest expense	54.6	60.8
4.8	39.1	Net loss on equity method investments (see page 17)	9.6	51.6
(8.4)	(2.3)	Net investment gains	(13.9)	(2.3)
22.8	67.4	Net interest and investment gains	50.3	110.1

(232.7)	(43.0)	Net income /(loss) before tax	(227.5)	30.1
(14.8)	4.1	Provision for/(benefit from) income taxes	(2.8)	9.0
(217.9)	(47.1)	Net income/(loss)	(224.7)	21.1

(0.37)	(0.08)	Basic net income/(loss) per ordinary share	(0.38)	0.04
584.8	586.9	Basic weighted average number of ordinary shares outstanding (in millions)	584.6	586.4

(0.37)	(0.08)	Diluted net income/(loss) per ordinary share	(0.38)	0.04
584.8	586.9	Diluted weighted average number of ordinary shares outstanding (in millions)	584.6	591.4

Unaudited Non-GAAP Financial Information – Adjusted EBITDA

Three Months Ended June 30		Non-GAAP Financial Information Reconciliation Schedule	Six Months Ended June 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m

(217.9)	(47.1)	Net income/(loss)	(224.7)	21.1
26.4	30.6	Net interest expense	54.6	60.8
(14.8)	4.1	Provision for/(benefit from) income taxes	(2.8)	9.0
15.7	9.6	Depreciation and amortization	31.5	22.3
(0.3)	(0.5)	Amortized fees	(0.4)	(0.5)
(190.9)	(3.3)	EBITDA	(141.8)	112.7
7.6	8.4	Share-based compensation	17.1	18.9
207.9	17.8	Other net charges/(gains)	211.4	(57.9)
4.8	39.1	Net loss on equity method investments	9.6	51.6
(8.4)	(2.3)	Net investment gains	(13.9)	(2.3)
21.0	59.7	Adjusted EBITDA	82.4	123.0

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with Adjusted EBITDA, a non-GAAP measure of operating results. Adjusted EBITDA is defined as net income or loss plus or minus net interest expense, provision for or benefit from income taxes, depreciation and amortization of costs and revenue, share-based compensation, other net charges or gains, net loss on equity method investments and net investment gains. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses Adjusted EBITDA to evaluate the operating performance of Elan and its business and this measure is among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Adjusted EBITDA is used as an analytical indicator of income generated to service debt and to fund capital expenditures. Adjusted EBITDA does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of Adjusted EBITDA to net income/(loss) is set out in the table above titled, “Non-GAAP Financial Information Reconciliation Schedule”.

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2010 US$m		June 30 2011 US$m
Assets
Current Assets
Cash and cash equivalents	422.5		491.9
Restricted cash and cash equivalents — current	208.2	(1)	2.6
Investment securities — current	2.0		1.2
Held for sale assets	—		333.8
Deferred tax assets — current	41.8		37.7
Other current assets	246.0		205.0
Total current assets	920.5		1,072.2

Non-Current Assets
Intangible assets, net	376.5		315.9
Property, plant and equipment, net	287.5		77.9
Equity method investments	209.0		177.4
Investment securities — non-current	9.4		9.6
Deferred tax assets — non-current	154.3		154.8
Restricted cash and cash equivalents — non-current	14.9		15.0
Other assets	45.4		38.9
Total Assets	2,017.5		1,861.7

Liabilities and Shareholders’ Equity
Accounts payable, accrued and other liabilities	346.5		323.3
Held for sale liabilities	—		23.4
Settlement reserve	206.3		—
Long-term debt	1,270.4		1,271.4
Shareholders’ equity (see page 20)	194.3		243.6
Total Liabilities and Shareholders’ Equity	2,017.5		1,861.7

(1) Current restricted cash and cash equivalents at December 31, 2010 included $203.7 million held in an escrow account in relation to the Zonegran settlement reserve; this settlement was paid in March 2011.

Unaudited Consolidated U.S. GAAP Cash Flow Data
Three Months Ended June 30			Six Months Ended June 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m

21.0	59.7	Adjusted EBITDA	82.4	123.0
(17.6)	(30.5)	Net interest and tax	(52.2)	(60.4)
(3.3)	(12.1)	Other net charges	(5.3)	(142.7	)(1)
23.6	(1.4)	Working capital decrease/(increase)	21.2	(29.4)
23.7	15.7	Cash flows from/(used in) operating activities	46.1	(109.5)

(14.9)	(4.7)	Net purchases of tangible and intangible assets	(23.8)	(11.1)
9.3	2.5	Net proceeds from sale of investments	16.0	2.1
—	(20.0)	Purchase of equity method investment	—	(20.0)
(5.8)	1.2	Cash flows from financing activities	0.5	2.4
4.7	—	Net proceeds on disposal of Prialt business	4.7	—
3.2	(0.1)	Restricted cash and cash equivalents movement	3.2	205.5	(1)
20.2	(5.4)	Net cash movement	46.7	69.4
863.0	497.3	Beginning cash balance	836.5	422.5
883.2	491.9	Cash and cash equivalents at end of period	883.2	491.9

(1) Includes the settlement reserve charge outflow of $206.3m related to the Zonegran settlement that was paid in March 2011. The restricted cash and cash equivalents movement includes the $203.7 million that was held in escrow in relation to this settlement.

Overview

Operating Results

Quarter 2, 2011

Total revenue for the second quarter of 2011 increased by 24% to $333.5 million, from $268.9 million for the same period in 2010, driven by a $57.7 million increase in revenues from the BioNeurology business and a $6.9 million increase in revenues from the Elan Drug Technologies (EDT) business. This strong revenue growth, combined with a 6% decrease in combined selling, general and administrative (SG&A) and research and development (R&D) expenses, led to Adjusted EBITDA almost trebling, to $59.7 million, from $21.0 million in the second quarter of 2010, and to operating income, excluding other net charges, increasing to $42.2 million, from an operating loss, excluding other net charges of $2.0 million in the second quarter of 2010.

The net loss declined to $47.1 million, from $217.9 million in the second quarter of 2010.  The net loss of $47.1 million for the second quarter of 2011 includes a net loss on equity method investments of $39.1 million (2010: $4.8 million), which primarily relates to the investment in Janssen Alzheimer Immunotherapy (Janssen AI) (see page 17). The net loss in the second quarter of 2010 includes a settlement reserve charge of $206.3 million in relation to Zonegran®.

BioNeurology
Revenue from the BioNeurology business grew by 27% in the second quarter of 2011, to $270.6 million, from $212.9 million in the same period of 2010. This increase in revenues was driven by recorded sales of Tysabri®, which increased by 30% to $269.3 million for the second quarter of 2011, from $207.4 million for the second quarter of 2010. This growth in recorded sales is consistent with the 31% growth in global in-market net sales of Tysabri to $389.0 million in the second quarter of 2011, from $297.5 million in the second quarter of 2010. The 31% growth in Tysabri in-market net sales reflects a 15% growth in units sold, along with the impact of price increases in the United States, and favorable foreign currency movements in the rest of the world (ROW).

The BioNeurology business recorded operating income excluding other net charges of $24.5 million in the second quarter of 2011. This represents a $29.5 million improvement over the $5.0 million operating loss excluding other net charges recorded by the BioNeurology business in the second quarter of 2010. Similarly, BioNeurology’s Adjusted EBITDA improved by $29.9 million to $37.9 million, from $8.0 million in the second quarter of 2010. This improved operating performance reflects the strong growth in Tysabri revenues, as well as a 4% reduction in combined SG&A and R&D expenses.

EDT

Revenue from the EDT business increased by $6.9 million in the second quarter of 2011, compared to the same period in 2010, due principally to the timing of Ampyra® revenues, which are recorded based on when the product is shipped to Acorda Therapeutics, Inc. (Acorda), and the timing of manufacturing orders particularly in relation to Focalin® XR/Ritalin LA® and Verelan®.

EDT gross margin for the second quarter of 2011 was $38.1 million, as compared to $27.0 million for the same period in 2010. The $11.1 million increase in gross margin reflects the $6.9 million revenue growth in the period, in addition to lower depreciation charges arising from the classification of EDT assets as held for sale during the second quarter of 2011, and the full amortization of certain assets as compared to the same period in 2010.

In the EDT business, the operating income excluding other net charges increased to $17.7 million in the second quarter of 2011, compared to operating income excluding other net charges of $3.0 million in the same period in 2010 and Adjusted EBITDA increased to $21.8 million from $13.0 million in the second quarter of 2010, due principally to the $6.9 million increase in revenues, and a $3.6 million reduction in combined SG&A and R&D expenses.

First Half of 2011

Total revenue for the first half of 2011 increased by 12% to $646.5 million, from $579.4 million for the same period in 2010, with BioNeurology revenues increasing by 16% and EDT revenues decreasing by 3%.  The increase in revenue was driven by the growth of Tysabri, which more than offsets the cessation of revenues from a number of legacy products including Azactam®, Prialt®, Maxipime® and Skelaxin®, which contributed $44.2 million in revenues in the first half of 2010.

Operating income excluding other net gains for the first half of 2011 was $82.3 million, compared to operating income, excluding other net charges, of $34.2 million for the first half of 2010.  For the first half of 2011, Adjusted EBITDA increased by 49% to $123.0 million, from $82.4 million for the same period in 2010. This improved operating performance was driven almost entirely by BioNeurology, reflecting its $70.7 million increase in revenues and a $14.9 million reduction in combined BioNeurology SG&A and R&D expenses.

Operating income for the first half of 2011 was $140.2 million, compared to an operating loss of $177.2 million for the first half of 2010. Net income for the first half of 2011 was $21.1 million compared to a net loss of $224.7 million in the first half of 2010. The operating income and net income in the first half of 2011 include legal settlement gains of $84.5 million, comprised of $78.0 million in relation to the previously announced settlement with Abraxis Biosciences, Inc. (Abraxis, since acquired by Celgene

Corporation) regarding Abraxane®, and $6.5 million, which was received by Elan as part of an agreement with Alcon Laboratories, Inc. (Alcon) to settle litigation in relation to the application of its NanoCrystal® technology. The operating loss and net loss in the first half of 2010 include the settlement reserve charge of $206.3 million in relation the Zonegran settlement.

A reconciliation of Adjusted EBITDA to net income/(loss), is presented in the table titled, “Unaudited Non-GAAP Financial Information – Adjusted EBITDA,”  included on page 3. Included at Appendix I and Appendix 2 is a further analysis of the results and Adjusted EBITDA between the BioNeurology and EDT businesses.

EDT Transaction

On May 9, 2011, Alkermes, Inc. (Alkermes) and Elan Corporation, plc announced the execution of a definitive agreement under which Alkermes will merge with EDT in a cash and stock transaction valued at approximately $960 million as of the date of announcement. Alkermes and EDT will be combined under a new holding company incorporated in Ireland. This newly created company will be named Alkermes plc.

In connection with the transaction, at closing, Elan will receive $500 million in cash and 31.9 million ordinary shares of Alkermes plc common stock. Existing shareholders of Alkermes will receive one ordinary share of Alkermes plc in exchange for each share of Alkermes they own at the time of the merger. Alkermes plc shares will be registered in the United States and are expected to trade on the NASDAQ exchange.

On the closing of the transaction, Elan will hold approximately 25% of the equity of Alkermes plc, with the existing shareholders of Alkermes holding the remaining 75% of the equity. Elan will account for its equity investment in Alkermes plc as an equity method investment. Elan expects to record a substantial gain on the disposal of EDT, which will be determined based on the Alkermes share price when the transaction closes. Based on the Alkermes share price of $14.47 at the time of announcement for example, the gain on disposal would be approximately $600 million.

Elan intends to use the net cash proceeds from the transaction to retire debt.

The transaction is subject to approval by Alkermes’ stockholders and the satisfaction of customary closing conditions and regulatory approvals. The transaction is expected to close towards the end of the third quarter of 2011.

The assets and liabilities of EDT have been presented as held for sale as of June 30, 2011. The major classes of assets and liabilities of EDT presented as held for sale are as follows:

June 30 2011 US$m
Held for sale assets
Other current assets	74.7
Intangible assets, net	53.0
Property, plant and equipment, net	200.4
Other assets — non-current	5.7
Total	333.8

Held for sale liabilities
Accounts payable, accrued and other liabilities	23.4
Total	23.4

Total Revenue

For the second quarter of 2011, total revenue increased by 24% to $333.5 million from $268.9 million for the same period of 2010. Revenue from the BioNeurology business increased by $57.7 million while revenue from the EDT business increased by $6.9 million for the quarter. For the first half of 2011, total revenue increased by 12% to $646.5 million from $579.4 million for the same period of 2010. Revenue from the BioNeurology business increased by $70.7 million while revenue from the EDT business decreased by $3.6 million for the half-year. Revenue is analyzed below between revenue from the BioNeurology and EDT business units.

Three Months Ended June 30			Six Months Ended June 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
212.9	270.6	Revenue from the BioNeurology business	447.0	517.7
56.0	62.9	Revenue from the EDT business	132.4	128.8
268.9	333.5	Total revenue	579.4	646.5

Revenue from the BioNeurology business

For the second quarter of 2011, revenue from the BioNeurology business increased by 27% to $270.6 million from $212.9 million for the second quarter of 2010, driven by the growth in Tysabri sales.

Three Months Ended June 30			Six Months Ended June 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
		Product revenue
144.9	183.1	Tysabri – U.S.	280.1	353.0
62.5	86.2	Tysabri – ROW	126.1	161.5
207.4	269.3	Total Tysabri	406.2	514.5
1.6	0.7	Maxipime	5.4	0.7
1.9	0.4	Azactam	27.4	0.4
1.6	—	Prialt	6.2	—
0.4	0.2	Royalties	0.8	2.1
212.9	270.6	Total product revenue from BioNeurology business	446.0	517.7
—	—	Contract revenue	1.0	—
212.9	270.6	Total revenue from BioNeurology business	447.0	517.7

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows:

Three Months Ended June 30			Six Months Ended June 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
144.9	183.1	United States	280.1	353.0
152.6	205.9	ROW	309.3	385.4
297.5	389.0	Total Tysabri in-market net sales	589.4	738.4

For the second quarter of 2011, Tysabri in-market net sales increased by 31% to $389.0 million from $297.5 million for the same period of 2010. The growth principally reflects increased patient demand across global markets and a higher price in the United States, along with favorable foreign currency movements in the ROW. At the end of June 2011, approximately 61,500 patients were on therapy worldwide, including approximately 28,500 commercial patients in the United States and approximately 32,300 commercial patients in the ROW, representing a 4% increase over the approximately 59,100 patients (revised) who were on therapy at the end of March 2011, and 15% over the approximately 53,300 patients (revised) who were on the therapy at the end of June 2010.

Tysabri was developed and is being marketed in collaboration with Biogen Idec, Inc. (Biogen Idec). In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market. Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales, which are primarily comprised of royalties that Elan incurs and are payable by Elan to third parties and are reimbursed by the collaboration.

Tysabri – U.S.

At the end of June 2011, approximately 28,500 patients were on commercial therapy, which represents an increase of 3% over the approximately 27,800 who were on therapy at the end of March 2011 and 9% over the approximately 26,200 patients who were on therapy at the end of June last year.

In the U.S. market, Elan recorded net sales of $183.1 million for the second quarter of 2011, an increase of 26% over net sales of $144.9 million in the same period of 2010, principally reflecting the 9% increase in the number of patients along with the impact of price increases.  Almost all of these sales are for the multiple sclerosis (MS) indication.

Tysabri – ROW

At the end of June 2011, approximately 32,300 patients, principally in the European Union, were on commercial therapy, an increase of 5% over the approximately 30,700 patients (revised) who were on therapy at the end of March 2011, and 22% over the approximately 26,500 patients (revised) who were on therapy at the end of June last year.

ROW in-market sales grew by 35% in the second quarter of 2011 to $205.9 million from $152.6 million for the same period of 2010. This increase principally reflects the 22% increase in patient numbers along with favorable foreign currency movements.

In the ROW market, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales. As a result, in the ROW market, Elan recorded net revenue of $86.2 million for the second quarter of 2011, compared to $62.5 million for the second quarter of 2010, an increase of 38%. Elan’s net Tysabri ROW revenue is calculated as follows:

Three Months Ended June 30			Six Months Ended June 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
152.6	205.9	ROW in-market sales by Biogen Idec	309.3	385.4
(70.3)	(94.0)	ROW operating expenses incurred by the collaboration	(144.4)	(176.4)
82.3	111.9	ROW operating profit incurred by the collaboration	164.9	209.0
41.2	55.9	Elan’s 50% share of Tysabri ROW collaboration operating profit	82.5	104.5
21.3	30.3	Elan’s directly incurred costs	43.6	57.0
62.5	86.2	Net Tysabri ROW revenue	126.1	161.5

Other BioNeurology products

Elan ceased distributing Azactam as of March 31, 2010, and Maxipime as of September 30, 2010. Revenue for Azactam and Maxipime for the second quarter of 2010 was $1.9 million and $1.6 million, respectively. The revenue for these products in the second quarter of 2011 relates to adjustments to discounts and allowances associated with sales prior to the cessation of distribution. Elan divested its Prialt assets and rights in May 2010. Prialt revenue for the second quarter of 2010 was $1.6 million.

Revenue from the EDT business

For the second quarter of 2011, revenue from the EDT business increased by $6.9 million to $62.9 million from $56.0 million for the second quarter of 2010, driven by increased Ampyra revenues and the timing of manufacturing orders, particularly in relation to Focalin XR/Ritalin LA.

Three Months Ended June 30			Six Months Ended June 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
		Product revenue
		Manufacturing revenue and royalties
13.8	12.7	Tricor®	25.0	24.0
1.9	5.8	Ampyra	20.8	22.4
7.8	9.6	Focalin XR / Ritalin LA	16.6	18.2
5.0	8.1	Verelan	11.9	13.2
0.4	—	Skelaxin	5.2	—
22.7	24.3	Other	44.8	46.6
51.6	60.5	Total manufacturing revenue and royalties	124.3	124.4

		Contract revenue
4.4	2.4	Research revenue and milestones	8.1	4.4

56.0	62.9	Total revenue from the EDT business	132.4	128.8

Manufacturing revenue and royalties comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate Elan’s technologies. Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties for the second quarter of 2011 or 2010. For the second quarter of 2011, of the total of $60.5 million (2010: $51.6 million) in manufacturing revenue and royalties, 31% (2010: 39%) consisted of royalties received on products that were not manufactured by Elan.

The manufacturing and royalty revenue recorded for Ampyra in the first half of 2010 of $20.8 million principally reflected shipments to Acorda of $18.9 million in the first quarter of 2010 to satisfy Acorda’s initial stocking requirements for the launch of the product as well as build-up of safety stock supply. Elan records revenue upon shipment of Ampyra to Acorda, as this revenue is not contingent upon ultimate sale of the shipped product by Acorda or its customers. Consequently, revenue varies with shipments and is not based directly on in-market sales.

Ampyra, which is globally licensed to Acorda, is marketed and distributed in the United States by Acorda and, where approved, outside the United States will be marketed and distributed by Biogen Idec, Acorda’s sub-licensee, where it is called Fampyra® (prolonged-release fampridine tablets). In January 2011, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) issued a negative opinion, recommending against approval of Fampyra. Biogen Idec appealed this opinion and requested a re-examination of the decision of the CHMP. In May 2011, the CHMP of the EMA recommended conditional marketing authorization of Fampyra. In May 2011, Fampyra was approved for use in Australia by the Australian Therapeutic Goods Administration. Biogen Idec received a notice of deficiency from Health Canada for its application to sell Fampyra in Canada. EDT has the right to manufacture supplies of Ampyra for the global market at its Athlone, Ireland facility, under a supply agreement with Acorda.

EDT revenue varies from quarter to quarter based on a number of factors, including the timing of customer orders, license fees earned, and contractual in-market sales hurdles for royalties.

Potential generic competitors have challenged the existing patent protection for several of the products from which EDT earns manufacturing revenue and royalties. Elan and its clients defend the parties’ intellectual property rights vigorously. However, if these challenges are successful, EDT’s manufacturing revenue and royalties will be materially and adversely affected. As a result of the approval and launch of generic forms of Skelaxin in April 2010, EDT’s royalty revenue from this product has ended.

Operating Expenses

Selling, general and administrative

SG&A expenses decreased by 6% to $59.7 million for the second quarter of 2011 from $63.8 million for the same period of 2010. The decrease principally reflects lower support costs in the second quarter of 2011 as a result of the realignment and restructuring of the R&D organization within Elan’s BioNeurology business in 2010, partially offset by increased commercial spending for Tysabri.

SG&A expense for the three and six months ended June 30, 2011 and 2010 can be analyzed as follows:

Three Months Ended June 30			Six Months Ended June 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
47.7	45.0	BioNeurology	95.6	87.2
8.6	7.6	EDT	16.8	14.7
2.9	2.7	Depreciation and amortization	6.1	5.3
4.6	4.4	Share-based compensation	9.3	9.8
63.8	59.7	Total	127.8	117.0

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 12.

Research and development

Three Months Ended June 30			Six Months Ended June 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
47.7	45.2	BioNeurology	94.1	86.6
12.3	10.5	EDT	23.6	21.1
2.9	2.5	Depreciation and amortization	5.8	5.6
2.6	3.7	Share-based compensation	6.8	8.1
65.5	61.9	Total	130.3	121.4

For the second quarter of 2011, R&D expenses decreased to $61.9 million from $65.5 million for the same period of 2010. The decrease primarily relates to the realignment and restructuring of the R&D organization within Elan’s BioNeurology business in 2010 and reduced development initiatives in the EDT business, partially offset by increased investment in development activities related to Tysabri.

Research and development update

In June 2011, the European Commission (EC) approved the inclusion of anti-JC virus (JCV) antibody status as an additional factor to aid in stratifying patients at risk for developing progressive multifocal leukoencephalopathy (PML) in the Summary of Product Characteristics (SmPC) for Tysabri in the European Union (EU). In addition, as part of a standard review process, the EC concluded the quality, safety and efficacy of Tysabri continue to be adequately demonstrated; and renewed the EU five-year Marketing Authorisation.

The new SmPC language states that patients who are anti-JCV antibody positive are at an increased risk of developing PML compared to patients who are anti-JCV antibody negative. Recent studies suggest that irrespective of MS treatment, approximately 55% of MS patients are anti-JCV antibody positive. The SmPC language also states that patients who are anti-JCV antibody positive, have received prior immunosuppressant (IS) therapy, and received treatment with Tysabri for more than two years have the highest risk of developing PML.

This update to the SmPC was based on analysis of data from Biogen Idec and Elan’s quantitative risk stratification algorithm, which was presented at a number of recent major, international medical meetings. In the analysis, patients who were anti-JCV antibody negative were at a lower risk for developing PML. Patients who were anti-JCV antibody positive had varying degrees of risk for developing PML depending on prior IS use and Tysabri treatment duration.

In May 2011, Elan announced a strategic business relationship with Proteostasis Therapeutics, Inc. (Proteostasis) to leverage Proteostasis’ platform for the discovery and development of disease-

modifying, small molecule drugs and diagnostics for the treatment of neurodegenerative disorders such as Parkinson’s, Huntington’s, MS and amyotrophic lateral sclerosis (ALS), and a broad array of dementia-related diseases including Alzheimer’s. This innovative initiative will bring together Proteostasis’ unique discovery technology, novel targets and compounds that modulate key Proteostasis network pathways with Elan’s recent scientific advances in Parkinson’s disease and its long-standing strength in proprietary animal models, biology and medicinal chemistry as well as Elan’s current development expertise.

Under the terms of the agreement, Elan invested $20 million into the equity capital of Proteostasis and will have an opportunity to provide an additional $30 million in collaboration funding over five years. As part of the agreement, Elan became an approximate 24% shareholder in Proteostasis, obtained a right of first negotiation to exclusively license compounds emerging from the combined initiative, and has the right to a seat on the Proteostasis board of directors as well as its scientific advisory board. By mutual agreement, the relationship can be extended for a further five years. Elan’s CEO, Kelly Martin, has joined the Board of Directors of Proteostasis and Elan’s Chief Scientific Officer, Dale Schenk, has  joined its Scientific Advisory Board.

Neotope Biosciences Limited (Neotope Biosciences) is a wholly owned subsidiary of Elan that was created in 2010. Its focus is on creating novel monoclonal antibodies to neo-epitope amyloid related targets for the treatment of a broad range of therapeutic indications.  These indications cover many different diseases from neurodegeneration to cancer to diabetes.

 With progress being made in its lead program against AL amyloidosis, Elan will begin the process of forming a separate and initially wholly owned subsidiary dedicated to advancing oncology related therapeutics.  This business structure enables Neotope Biosciences and Elan’s Parkinson’s Disease Genetics (PDG) group  to continue to follow the science, reinforcing the Company’s focus, expertise and operating discipline in the broad field of neurology while simultaneously benefiting from possible therapeutic advancements in non-neurology fields.

During the second quarter of 2011, Elan discontinued its ELND007 gamma secretase program.

In July 2011, Elan presented data from the Phase 2 clinical trial of ELND005 (Scyllo-inositol) in mild to moderate Alzheimer’s disease patients, at the Alzheimer’s Association International Conference 2011.

Poster presentations on the safety and efficacy results of the Phase 2 randomized, placebo-controlled, dose-ranging study of ELND005 in mild to moderate Alzheimer’s disease and on the population pharmacokinetic analysis of plasma, cerebrospinal fluid, and brain ELND005 in patients with mild to moderate Alzheimer’s disease were presented. An oral presentation on imaging and cerebrospinal fluid biomarker results of a Phase 2 dose-ranging study of ELND005 in mild to moderate Alzheimer’s disease was also presented.

Other net charges/(gains)

Other net charges/(gains) for the three and six months ended June 30, 2011 and 2010 were as follows:

Three Months Ended June 30			Six Months Ended June 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
1.4	11.7	Severance and restructuring charges	3.5	12.8
—	6.9	EDT transaction costs	—	6.9
—	5.1	Asset impairment charges	—	5.1
—	0.8	Facilities charges	—	2.7
—	(6.5)	Legal settlement gains	—	(84.5)
206.3	—	Settlement reserve charge	206.3	—
—	(0.2)	Other	—	(0.9)
0.2	—	Net loss on divestment of Prialt business	1.6	—
207.9	17.8	Total	211.4	(57.9)

The severance and restructuring charges of $11.7 million and the asset impairment charges of $5.1 million recorded in the second quarter of 2011 primarily relate to a decision made during the second quarter of 2011 to close EDT’s King of Prussia, Pennsylvania, site. It is expected that the closure will take place in the second half of 2011.

Transaction costs of $6.9 million have been incurred on the EDT transaction to date.

In May 2011, Elan entered into an agreement with Alcon to settle litigation in relation to the application of Elan’s NanoCrystal technology. As part of the settlement agreement with Alcon, Elan received $6.5 million in May 2011 in full and final settlement, which has been recognized as a gain in the second quarter of 2011.

Equity method investments

The losses on equity method investments for the three and six months ended June 30, 2011 and 2010 can be analyzed as follows:

Three Months Ended June 30			Six Months Ended June 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
4.8	38.7	Janssen AI	9.6	51.2
—	0.4	Proteostasis	—	0.4
4.8	39.1	Total	9.6	51.6

Janssen AI

As part of Elan’s 2009 transaction with Johnson & Johnson, Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of Elan’s assets and rights related to its Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)). Under the terms of this transaction, Johnson & Johnson provided an initial $500 million funding to Janssen AI and Elan has a 49.9% shareholding in Janssen AI.

During the second quarter of 2011, $50.5 million (2010: $46.0 million) of the $500.0 million funding commitment provided by Johnson & Johnson to Janssen AI was spent. As of June 30, 2011, the remaining balance of the $500.0 million funding commitment was $173.9 million. Based on current spend levels, Elan anticipates that it may be called upon to provide funding to Janssen AI commencing in 2012.

The AIP collaboration includes bapineuzumab-IV, bapineuzumab subcutaneous and ACC-001, as well as other compounds. In January 2011, Johnson & Johnson reported that enrollment was completed for the North American Phase 3 trials and sub-studies of bapineuzumab, which are 18-month trials. Bapineuzumab trials outside North America continued to enroll patients.

In June 2011, the Staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance informed the Company that it had completed its review of Elan’s 2009 Annual Report on Form 20-F. Following comments received from the Staff during this review, Elan has revised its application of equity method accounting to its investment in Janssen AI, as described further below.

On initial recognition of its investment in Janssen AI, Elan analyzed the fair value of its $235.0 million investment into its component elements, namely (a) the fair value of Elan’s proportionate 49.9% share of the AIP intangible assets of Janssen AI ($117.3 million) and (b) the fair value of Elan’s proportionate interest in the Johnson & Johnson contingent funding commitment ($117.7 million).

In the previous application of the equity method, the $117.7 million initial carrying value of Elan’s proportionate interest in the Johnson & Johnson funding commitment was being amortized as a non-cash expense, based upon periodic remeasurements at each reporting date of the expected future cash flows related to the contingent funding commitment.  Under this accounting model, in the event that the entire $500.0 million contingent funding commitment is spent, the maximum net non-cash losses that would have been recorded by Elan over the period of the expenditure is $117.7 million (namely, this would represent the amortization in full of the proportion of the initial $235.0 million carrying value of the investment in Janssen AI that was attributable to the fair value of Elan’s proportionate interest in the $500.0 million funding commitment).

Under the revised accounting for the equity method investment in Janssen AI, the $117.7 million initial carrying value of the Johnson & Johnson contingent funding commitment asset is being amortized to the income statement on a pro rata basis, based on the actual amount of Janssen AI losses that are solely funded by Johnson & Johnson in each period as compared to the total $500 million, which is the total amount the Company estimates will be solely funded by Johnson & Johnson. Similar to the previous accounting model, in the event that the entire $500.0 million contingent funding commitment is spent, the maximum net non-cash losses that would be recorded by Elan over the period of the expenditure is $117.7 million. This revised method results in a different timing of amortization of the $117.7 million, with greater amounts applicable to earlier periods than under the prior method.

As a consequence of this change in timing of the amortization of the $117.7 million non-cash amortization expense related to the contingent funding commitment asset, the net loss on equity method investment for the second quarter of 2011 includes a charge of $26.7 million to correct an immaterial error in prior periods that arises as a result of this revised method. Elan has assessed the adjustment recorded in the second quarter of 2011 to correct the misstatement from prior periods to be immaterial, in the context of Elan’s expected results for the full-year 2011. The remaining $12.0 million net loss on equity method investment for Janssen AI for the second quarter of 2011 relates to the amortization of the contingent funding commitment applicable to this quarter.

Arising from this non-cash amortization expense, Elan expects to record a net loss on equity method investment in Janssen AI for the full-year 2011 of approximately $75 million. Consequently, the remaining unamortized balance related to the contingent funding commitment is expected to be approximately $17 million at December 31, 2011, and is expected to be fully amortized in 2012.

Proteostasis

As described on page 15, Elan entered into a strategic business relationship with Proteostasis on May 20, 2011. Elan’s $20 million equity interest in Proteostasis has been recorded as an equity method investment on the balance sheet. The net loss recorded on the equity method investment in the second quarter of 2011 was $0.4 million, representing Elan’s share of the net losses of Proteostasis from the date of acquisition of the equity interest on May 20, 2011, through June 30, 2011.

Movement in Shareholders’ Equity

Three Months ended June 30, 2011 US$m		Six Months ended June 30, 2011 US$m
273.9	Opening shareholders’ equity	194.3
(47.1)	Net income/(loss) for the period	21.1
9.0	Share based compensation	19.5
7.2	Unrealized movements on defined benefit pension	7.2
1.1	Issuance of share capital	2.3
(0.5)	Other	(0.8)
243.6	Closing shareholders’ equity	243.6

Guidance

As described on page 8, the sale of EDT is expected to close towards the end of the third quarter of 2011. Notwithstanding the loss of EDT revenues and Adjusted EBITDA for the fourth quarter of 2011, Elan is re-affirming its previous full-year guidance of Adjusted EBITDA to exceed $200 million, driven by accelerating revenue growth.

Elan’s previously issued financial guidance for 2011 included the projected results of the EDT business for the full year. Provided below is pro forma guidance that excludes the EDT business for the full year.

Excluding the EDT business for full year 2011, total revenues are expected to be approximately $1 billion, driven by continued Tysabri growth. Gross margin is expected to be in the range of 45-50%. Aggregate SG&A and R&D expenses for 2011 are expected to be in the range of $390 million to $420 million on a pro forma basis. Elan now expects to generate pro forma Adjusted EBITDA, excluding EDT, in excess of $135 million in 2011.

Elan expects its revenues, excluding EDT, to double over the next five years, from approximately $1 billion in 2011 to approximately $2 billion in 2016, reflecting a compounded annual growth rate over that period of approximately 15%.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of additional products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our research and development activities, and research and development activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful and the speed with which regulatory authorizations and product launches may be achieved; our dependence on Johnson & Johnson and Pfizer for the success of AIP; whether the merger of EDT with Alkermes is completed; failure to comply with kickback and false claims laws in respect to past practices related to the marketing of Zonegran which were investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services (we reached an agreement to resolve this Zonegran matter which required Elan to pay a $203.5 million fine and to take other actions that could have a material adverse effect on Elan); difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of generic and potential biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

In connection with the proposed merger, Alkermes plc has filed with the Securities and Exchange Commission (SEC) a registration statement that includes a preliminary prospectus regarding the proposed merger and Alkermes, Inc. has filed with the SEC a proxy statement in respect of the proposed merger. The definitive proxy statement/prospectus will be mailed to the stockholders of Alkermes, Inc. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS REGARDING THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALKERMES, INC. AND EDT AND THE PROPOSED TRANSACTION. Investors may obtain a free copy of the registration statement and the proxy statement/prospectus and other documents containing information about EDT and Alkermes, Inc., without charge, at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from Elan’s website www.elan.com.

This communication does not constitute an offer to sell, or the solicitation of an offer to sell, or the solicitation of an offer to subscribe for, or buy, any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Appendix I

Three Months Ended June 30, 2010				Three Months Ended June 30, 2011
Bio- Neurology	EDT	Total		Bio- Neurology	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
212.9	51.6	264.5	Product revenue	270.6	60.5	331.1
—	4.4	4.4	Contract revenue	—	2.4	2.4
212.9	56.0	268.9	Total revenue	270.6	62.9	333.5
112.6	29.0	141.6	Cost of goods sold	144.9	24.8	169.7
100.3	27.0	127.3	Gross margin	125.7	38.1	163.8

			Operating Expenses
53.8	10.0	63.8	Selling, general and administrative(1)	51.0	8.7	59.7
51.5	14.0	65.5	Research and development	50.2	11.7	61.9
207.5	0.4	207.9	Other net charges/(gains)	9.2	8.6	17.8
312.8	24.4	337.2	Total operating expenses	110.4	29.0	139.4
(212.5)	2.6	(209.9)	Operating income/(loss)	15.3	9.1	24.4

7.7	8.0	15.7	Depreciation and amortization	7.3	2.3	9.6
(0.1)	(0.2)	(0.3)	Amortized fees	(0.4)	(0.1)	(0.5)
5.4	2.2	7.6	Share-based compensation	6.5	1.9	8.4
207.5	0.4	207.9	Other net charges/(gains)	9.2	8.6	17.8
8.0	13.0	21.0	Adjusted EBITDA	37.9	21.8	59.7

 (1) General and corporate costs have been allocated between the two segments.

Appendix II

Six Months Ended June 30, 2010				Six Months Ended June 30, 2011
Bio- Neurology	EDT	Total		Bio- Neurology	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
446.0	124.3	570.3	Product revenue	517.7	124.4	642.1
1.0	8.1	9.1	Contract revenue	—	4.4	4.4
447.0	132.4	579.4	Total revenue	517.7	128.8	646.5
227.3	59.8	287.1	Cost of goods sold	276.3	49.5	325.8
219.7	72.6	292.3	Gross margin	241.4	79.3	320.7

			Operating Expenses
108.3	19.5	127.8	Selling, general and administrative(1)	99.6	17.4	117.0
103.2	27.1	130.3	Research and development	97.0	24.4	121.4
211.0	0.4	211.4	Other net charges/(gains)	11.5	(69.4)	(57.9)
422.5	47.0	469.5	Total operating expenses	208.1	(27.6)	180.5
(202.8)	25.6	(177.2)	Operating income/(loss)	33.3	106.9	140.2

15.0	16.5	31.5	Depreciation and amortization	14.5	7.8	22.3
(0.2)	(0.2)	(0.4)	Amortized fees	(0.3)	(0.2)	(0.5)
12.9	4.2	17.1	Share-based compensation	14.2	4.7	18.9
211.0	0.4	211.4	Other net charges/(gains)	11.5	(69.4)	(57.9)
35.9	46.5	82.4	Adjusted EBITDA	73.2	49.8	123.0

 (1) General and corporate costs have been allocated between the two segments.